Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-264144) and Form S-8 (File Nos. 333-254480 and 333-262091) of AFC Gamma, Inc. of our report dated March 7, 2023, on our audits of the consolidated financial statements of AFC Gamma, Inc. and Subsidiary as of December 31, 2022 and 2021, and for the years then ended, which report is included in the Annual Report on Form 10-K of AFC Gamma, Inc. for the year ended December 31, 2022, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

/s/ CohnReznick LLP

Baltimore, Maryland
March 7, 2023